SE 19008213

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response...... 12.00

SEC FILE NUMBER
8-53380

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Williams LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Haxall Point; 9th Floor
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Hart 804-887-6124
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 06 2019
Washington

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harris Williams LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jenna Marie Coverdale
Commonwealth of Virginia
Notary Public
Commission No. 7206892
My Commission Expires 1/31/2020

[Signature]
Signature

Finance Director
Title

Jenna Marie Coverdale 2/27/19 Richmond, VA
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harris Williams

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

SEC ID: 8-53380

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

www.harriswilliams.com

1001 Haxall Point, 9th Floor | Richmond, Virginia 23219
Phone (804) 648-0072 | Fax (804) 648-0072
www.harriswilliams.com | Member FINRA/SIPC

Harris Williams

TABLE OF CONTENTS

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Manager and Officers
Harris Williams LLC
Richmond, Virginia

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Harris Williams LLC and subsidiaries (collectively, the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2004.

Glen Allen, Virginia
February 27, 2019

Certified Public
Accountants & Consultants

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

Harris Williams

Consolidated Statement of Financial Condition

December 31, 2018
(in thousands)

ASSETS

Cash and cash equivalents	$	324,357
Accounts receivable - net		1,305
Prepaid expenses		1,494
Property and equipment - net		11,318
Deposits		77
Goodwill		187,857
	$	526,408

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued compensation	$	121,258
Deferred compensation		20,079
Accrued expenses		12,206
Income taxes payable to PNC		6,592
Due to Parent		28
Deferred income taxes		5,621
Total Liabilities		165,784
Member's Equity - net of accumulated other comprehensive loss of $2,617		360,624
	$	526,408

See accompanying notes to the consolidated financial statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

(in thousands)

1. ***Summary of Significant Accounting Policies:***

Nature of Business: Harris Williams LLC d/b/a Harris Williams is a broker-dealer organized in the Commonwealth of Virginia. As a broker-dealer, Harris Williams is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). Harris Williams is an investment banking firm that provides mergers and acquisitions advisory services.

Consolidation: Harris Williams LLC is a single-member limited liability company that is a wholly-owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly-owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The accompanying financial statement includes the consolidated results of Harris Williams LLC, Harris Williams UK Holdings LLC ("HWUKH"), a wholly-owned subsidiary of Harris Williams LLC, and Harris Williams Ltd, a wholly-owned subsidiary of HWUKH (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Accounting: The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates: The preparation of the consolidated financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include cash held at Parent. Cash and cash equivalents also include money market funds, which are highly liquid investments that are readily convertible to cash and typically have a dollar-weighted average maturity of 60 days or less. The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. These investments are stated at cost, which approximates fair value.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized. Upon retirement or sale of an asset, the cost and accumulated depreciation and amortization are removed from the accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

1. Summary of Significant Accounting Policies, Continued:

Foreign Currency Translation: Harris Williams Ltd has operations in the United Kingdom and Germany. Transactions for Harris Williams Ltd are settled in British Pounds or Euros and are converted to U.S. Dollars for accounting purposes at prevailing exchange rates.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable. To minimize risk, the Company extends credit to customers after an evaluation for credit worthiness; however, the Company does not require collateral or other security from customers. The Company maintains its cash balances in several financial institutions, one of which is an operating account with PNC. The balances are insured by the Federal Deposit Insurance Corporation up to $250. The Company regularly has funds in excess of $250.

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting. All accounts aged greater than 120 days are fully reserved. The allowance for doubtful accounts at December 31, 2018 was $539.

Income Taxes: The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company is a participant in a master tax sharing policy with PNC. Federal income taxes represent an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group.

Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group. The Company makes payments to PNC to settle its allocation of tax liability.

The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

1. Summary of Significant Accounting Policies, Continued:

Income Tax Uncertainties: The Company follows Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.

Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance.

Goodwill: The Company evaluates the impairment of goodwill at least annually using the qualitative approach, in the fourth quarter, or when events or changes in circumstances indicate that the assets might be impaired. Impairment losses are recognized in the period of determination. The Company completed its evaluation in 2018 and an impairment charge was not required based on the results.

Subsequent Events: Management has evaluated subsequent events through February 27, 2019, the date the consolidated financial statements were issued, and has determined that there are no subsequent events to be reported in the accompanying consolidated financial statements.

2. Property and Equipment:

Property and equipment at December 31, 2018 consisted of:

Furniture and fixtures	$	5,194
Data processing equipment		1,702
Leasehold improvements		8,555
Office equipment		3,228
Software		6,267
		24,946
Less accumulated depreciation and amortization		13,628
Net property and equipment	$	11,318

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

3. Accrued Compensation:

For the year-ended December 31, 2018, the Company's Compensation Committee determined a cash bonus accrual of discretionary compensation of $112,862 based on its 2018 operating results which is recorded as a component of accrued compensation on the consolidated statement of financial condition. This amount was earned by eligible participants during the annual 2018 service period. The Company has determined that $90,175 of the 2018 cash bonus pool will be paid to eligible participants in March 2019 and the remainder of $22,687 will be paid in March 2020 to participants who earned the bonus during the annual 2018 service period.

4. Leases:

Minimum future payments under non-cancellable operating leases at December 31, 2018 are as follows:

Year		Amount
2019	$	3,968
2020		3,541
2021		3,245
2022		3,303
2023		3,254
Thereafter		13,173
Total minimum lease payments	$	30,484

The Company also has a lease for commercial office space in Frankfurt which calls for monthly payments of 17€ through October 2023. Most leases contain clauses that provide for the Company to pay a percentage of the lessors' operating expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

5. Income Taxes:

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following at December 31, 2018:

Accrued compensation	$	27,801
Goodwill		(33,803)
Accrued costs and other		381
Net operating losses from foreign subsidiaries		8,092
Valuation allowance for net operating losses from foreign subsidiaries		(8,092)
Net deferred tax liability	$	(5,621)

The Company has provided a valuation allowance against its net operating losses from foreign subsidiaries due to the present uncertainties regarding their ultimate realization. As of December 31, 2018, the Company had net operating loss carryforwards from foreign subsidiaries of $38,535. The timing and manner in which the operating loss carryforwards from foreign subsidiaries may be utilized in any year will be limited by the foreign subsidiaries' ability to generate future earnings. The operating loss carryforwards do not expire and may be carried forward indefinitely.

6. Employee Benefit Plans:

PNC sponsors a defined contribution 401(k) plan (the "Plan") covering substantially all United States-based employees. Employees may make voluntary contributions to the Plan up to 20% of their pretax annual compensation. The Plan provides for a Company match of up to 4% of the employees' compensation. Employees are eligible to participate on the first day of the month following the date of hire and are vested after three years of employment.

PNC sponsors a defined contribution pension plan (the "Pension Plan") covering substantially all Harris Williams Ltd employees. The Pension Plan provides for a minimum 5% employer contribution for all enrolled participants. Additionally, employees may make voluntary contributions to the Pension Plan. The Pension Plan provides for a Company match of up to an additional 5% of the employees' compensation. Eligibility is available to all permanent employees ordinarily working at Harris Williams Ltd who have a contract of employment of greater than three months.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

7. Deferred Compensation Plan:

The Company participates in a deferred compensation plan sponsored by PNC. For qualified employees, a percentage of the total compensation above specified thresholds is deferred into the plan.

The deferred component is awarded in the form of a grant of cash-payable restricted share units (the "Units"), and payable to the employees on a rolling three-year schedule. The Units are revalued quarterly based upon the quoted market price of PNC's Class A Common shares, and a corresponding gain or loss is recognized. During 2018, The Company granted $23,312 of Units. The accrued liability for restricted share units was $20,079 at December 31, 2018 and is recorded as deferred compensation on the consolidated statement of financial condition. While there are time-based and other vesting criteria, there are no market or performance criteria associated with these awards.

8. Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2018, the Company had net capital of $151,009, which was $141,087 in excess of required minimum net capital of $9,922. The Company's net capital ratio was .99 to 1.

The Company is exempt under rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Revenue Requirements pursuant to Rule 15c3-3.

9. Related Party Transactions:

The Parent provides administrative services to the Company under a management agreement. At December 31, 2018, the Company owed $28 to the Parent.

The Company leases space for its Cleveland and Washington D.C. offices from the Parent on a month-to-month basis.

Additionally, the Company maintains checking accounts at the Parent.